QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Leitch Investor Contact: David Toews Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
PRESS RELEASE	www.leitch.com
February 4, 2004	FOR IMMEDIATE RELEASE

LEITCH APPOINTS NEW CHIEF FINANCIAL OFFICER

         TORONTO — Leitch Technology Corporation (TSX:LTV) today announced that Mr. Reg Tiessen who is the Chief Financial Officer of the Company has left the Company for personal reasons, effective today. Mr. Thorsteinson, President and Chief Executive Officer, thanked Mr. Tiessen for his contribution to the Company for the past number of years.

        Mr. Thorsteinson is pleased to appoint Mr. David Toews, currently Vice President of Finance and Administration, to Chief Financial Officer effective immediately. Mr. Toews is a chartered accountant and has been with the Company since December 2000.

About Leitch

Leitch Technology is a 32-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

        ###

QuickLinks

LEITCH APPOINTS NEW CHIEF FINANCIAL OFFICER